FORM 11K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 ANNUAL REPORT

       Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2001

                          COMMISSION FILE NO. 0-12781

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

------------------------------------------------------------------------------
                CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
------------------------------------------------------------------------------

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               CULP, INC.
               101 SOUTH MAIN STREET
               P.O. BOX 2686
               HIGH POINT, NORTH CAROLINA 27261-2686

            There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The approximate number of employees participating in the Plan at December 31, 2001 was 2,300. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth M. Ludwig and Robert G. Culp, III, all employees of Culp, Inc.

              Financial Statements and Exhibits.
              ----------------------------------

            (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

            Financial Statement                             Page of Report
            -------------------                             --------------

            Independent Auditors' Report                           1
            Statements of Net Assets Available
                  for Plan Benefits                                2
            Statements of Changes in Net Assets
                  Available for Plan Benefits                      3
            Notes to Financial Statements                          4

            (b)  Exhibits.  No exhibits are filed with this annual report.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                        By:  Culp, Inc. Plan Administrator

                        By:  The Culp, Inc. Retirement Committee

Date:   June 28, 2002


                              Robert G. Culp, III
                              -------------------



                              Franklin N. Saxon
                              ------------------



                              Kenneth M. Ludwig
                              ------------------

--------------------------------------------------------------------------------
                                   Page 1
                        INDEPENDENT AUDITORS' REPORT



To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We have audited the accompanying statements of net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December
31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2001 and 2000 and the changes in its net assets available for plan benefits for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule presented on page 8 includes information which is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


Dixon Odom PLLC


May 13, 2002

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


ASSETS                                                   2001           2000
                                                      -----------   ------------

Investments, at fair value                            $30,855,428   $ 31,602,248
                                                      -----------   ------------
Receivables
  Employer contributions                                  167,193        190,920
  Employee contributions                                  258,219        299,463
                                                      -----------   ------------
                                                          425,412        490,383
                                                      -----------   ------------

Cash                                                        3,649              -
                                                      -----------   ------------

                                       TOTAL ASSETS    31,284,489     32,092,631

LIABILITIES

Accounts payable                                              687            924
                                                      -----------   ------------
                               NET ASSETS AVAILABLE
                                  FOR PLAN BENEFITS   $31,283,802   $ 32,091,707
                                                      ===========   ============















See accompanying notes.                                                  Page 2

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


                                               2001         2000         1999
                                            ----------- -----------  -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income (loss)
    Net income  from  investment  in
     common trust funds                     $   736,876  $  744,413  $  550,632
    Net income (loss) from investment
     in registered investment company funds  (2,153,575)   (901,894)  2,211,280
    Appreciation (depreciation) in fair
     value of Culp,  Inc. stock fund          1,052,504  (2,273,253)   (781,232)
    Interest income from participant
      loan fund                                    -             85         232
    Increase in cash surrender value
      of life insurance                            -              -      51,789
                                            ----------- -----------  -----------
                                               (364,195) (2,430,649)  2,032,701
  Contributions
    Employer                                  2,030,704   2,380,830   2,398,858
    Employee                                  3,192,956   3,758,942   3,719,681
    Direct rollovers                             15,758      82,835      99,327
                                            ----------- -----------  -----------

                          TOTAL ADDITIONS     4,875,223   3,791,958   8,250,567
                                            ----------- -----------  -----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO
  Benefits paid to participants               5,499,417   3,179,149   2,777,904
  Insurance expense                               6,134       8,133           -
  Trustee fees                                  133,067      65,048      53,553
  Administrative fees                            44,510      98,794      98,931
                                            ----------- -----------  -----------
                         TOTAL DEDUCTIONS     5,683,128   3,351,124   2,930,388
                                            ----------- -----------  -----------

                  NET INCREASE (DECREASE)      (807,905)    440,834   5,320,179

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  Beginning of year                          32,091,707  31,650,873  26,330,694
                                            ----------- -----------  -----------

                             END OF YEAR    $31,283,802 $32,091,707 $31,650,873
                                            =========== ===========  ===========



See accompanying notes.                                                  Page 3

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments and Income Recognition

Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year. Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held.

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the "Company") and its subsidiaries who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------
NOTE B - DESCRIPTION OF PLAN (Continued)

Contributions

The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during 2001, 2000 or 1999.

In January 1999, the Plan was amended to include safe harbor provisions. Participants may contribute from 2% to 15% of their annual compensation as 401(k) contributions. The Company made matching contributions equal to 100% of the participant's contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation. Participants may elect to have contributions invested in 1% increments in a value fund, a stable investment fund, a Culp, Inc. stock fund, an equity growth fund, an insurance fund or a balanced fund. Contributions are subject to certain limitations. Effective August 31, 2001, participants may no longer invest in life insurance policies.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive either a lump-sum distribution or monthly or annual installments over a term not to exceed the lesser of fifteen years or life expectancy of the participant and the designated beneficiary. Life insurance purchased through the Plan may be either converted to cash or transferred to the participant.

Participant Loans

Effective August 1, 1998, Culp, Inc. amended the Plan to allow existing loan balances from Artee Industries, Inc. to enter the Plan. No new loans may be established under this amendment. As of December 31, 1999, there was one loan outstanding with a balance of $1,827. The loan was repaid in 2000.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------
NOTE C - INVESTMENTS

The following table presents the fair value of investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                           2001           2000
                                                      -----------   ------------
      Investments at fair value as determined by quoted
       market price:
        Common trust funds:
          First Union Stable Investment Fund          $14,087,230   $ 12,543,801
        Registered investment company funds:
          Evergreen Select Balanced Fund                5,121,896      6,887,310
          Evergreen Stock Selector Fund                 4,970,339      7,237,316
          American Century Equity Growth Fund           4,082,390      3,722,283
        Culp, Inc. common stock                         2,551,283      1,155,651
        Insurance policies                                 42,290         55,887
                                                      -----------   ------------
                                                      $30,855,428   $ 31,602,248
                                                      ===========   ============

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                              2001          2000         1999
                                           ---------   -----------   -----------
    Common trust funds:
      First Union Stable Investment Fund   $ 736,876   $   744,413   $  550,632
    Registered investment company funds:
      Evergreen Select Balanced Fund        (703,325)       97,901      799,936
      Evergreen Stock Selector Fund         (964,354)     (582,474)   1,177,045
      American Century Equity Growth Fund   (485,896)     (417,321)     234,299
    Culp, Inc. common stock                1,052,504    (2,273,253)    (781,232)
                                           ---------   ------------  -----------
                                           $(364,195)  $(2,430,734)  $1,980,680
                                           ==========  ============  ===========


NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------
NOTE E - INCOME TAX STATUS

The Plan obtained its last determination letter on June 15, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


NOTE F - RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by First Union National Bank. First Union National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.









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